UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Control4 Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36017	42-1583209
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11734 S. Election Road

Salt Lake City, Utah, 84020

(Address of principal executive offices) (Zip Code)

Greg Bishop

General Counsel, Chief Compliance Officer and Corporate Secretary

(801) 523-3100

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Control4 Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016.  A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website along with our Conflict Minerals Policy at: https://www.control4.com/legal/conflict-minerals-policy.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CONTROL4 CORPORATION.

By:	/s/ Greg Bishop
Greg Bishop General Counsel, Chief Compliance Officer and Corporate Secretary

Date: May 26, 2017

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.